Chanson International Holding

March 23, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Ernest Greene
Ms. Anne McConnell
Mr. Geoff Kruczek
Mr. Jay Ingram

Re:	Chanson International Holding
Registration Statement on Form F-1, as amended Initially Filed on March 31, 2021 File No. 333-254909

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chanson International Holding hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on March 24, 2023, or as soon thereafter as practicable.

Very truly yours,

Chanson International Holding

By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors